SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW
1065 Avenue of the Americas
New York, NY 10018

                                                               December 13, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Barbara C. Jacobs, Assistant Director
             Adam Halper, Staff Attorney

       Re:   Innova Holdings, Inc.
             Amendment No. 2 to Registration Statement on Form SB-2 (Filed November 28, 2005)
             File No. 333-127368

             Form 10-KSB/A for the fiscal year ended December 31, 2004 (Filed November 22, 2005)
             Form 10-QSB/A for the fiscal quarters ended March 31, 2005 and June 30, 2005
             (Filed November 22, 2005)
             Form 10-QSB for the fiscal quarter ended September 30, 2005 (Filed November 21, 2005)

Ladies and Gentlemen:

         On behalf of Innova Holdings, Inc. ("Innova" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") as set forth in the comment letter of December 12, 2005.

Registration Statement on Form SB-2, as amended

Risk Factors page 5

1. We note your revised risk factors concerning the ineffectiveness of the company's disclosure controls and procedures and internal controls over financial reporting. However, we note that the risk factor merely provides a factual discussion of the factors that led to your determinations and a discussion of the remediation measures As previously requested, please revise to disclose the ramifications of your ineffective internal and disclosure controls for potential investors with specific emphasis on how this ineffectiveness makes the offering speculative or risky. See Item 503 of Regulation S-B.

         Response:

         We have revised the risk factor relating to the Company's disclosure controls and procedures to disclose the ramifications if the Company is unable to maintain its effective internal and disclosure controls, which as disclosed became effective on October 31, 2005, for potential investors with specific emphasis on how this may make the offering speculative or risky.

Selling Stockholders, page 13

2. We refer you to comment 4 of our letter dated October 28, 2005. Please revise to disclose the services provided by Monitor Capital as disclosed in your supplemental response.

         Response:

         We have revised the disclosure in the registration statement with respect to Monitor Capital under the heading "Selling Stockholders" to disclose the services provided by Monitor Capital as set forth in the Company's supplemental response to comment 4 in its letter to the Securities and Exchange Commission dated as of November 28, 2005.

Plan of Operation, page 23

3. We note your revised disclosure in response to comment 6 of our letter dated October 28, 2005. However, we note that the discussion of the specific effects on liquidity is contained only in your Form 10-QSB and not in this amended Form SB-2. Please revise to include the paragraph that discusses the remedial measures effects on liquidity.

         Response:

         We have revised the Company's disclosure in the registration statement under the heading "Plan of Operation" to include the paragraph in the Company's Form 10-QSB for the quarter ended September 30, 2005 with respect to the discussion of the specific effects on liquidity due to the remedial measures regarding the Company's disclosure controls and procedures.

Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

Reports to Security Holders, page 58

4. Please revise this section to include the new address of the SEC Headquarters at 100 F Street, N.E., Washington, D.C. 20549.

         Response:

         We have revised the section of the registration statement entitled "Reports to Security Holders" to include the new address of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

5.       Please confirm that in any subsequent certifications made pursuant to
         Item 601(b)(31) of Regulation S-B you will provide the language as exactly stated in Item 601(b)(31). For example, we note in paragraphs 2, 3, 4(a), 4(b), 4(c) you reference "quarterly report" and not "report" generally. Please note that only paragraph 1 should specify the type of report.

         Response:

         The Company hereby confirms that in any subsequent certifications made pursuant to Item 601(b)(31) of Regulation S-B, it will provide the language as exactly stated in Item 601(b)(31), including but not limited to, referencing "report" generally and not "quarterly report" in paragraphs 2, 3, 4(a), 4(b), and 4(c). The Company will only reference the type of report in paragraph 1.

                                                       Very Truly Yours,


                                                       /s/ Eric A. Pinero

                                                       Eric A. Pinero